UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES FOURTH QUARTER 2013 VOLUMES VARIATIONS

(Santiago, Chile, January 8, 2014) – CCU reported today preliminary fourth quarter 2013 sales by volume variations.

The preliminary variations by business segment are the following:

	Q4'13		YTD '13
Business segment	Total Change%	Organic1 Change%	Total Change%	Organic1 Change%
1. Chile[2]	13.6	9.8	12.4	7.6
2. Rio de la Plata[3]	-4.6	-4.2	5.9	-2.6
3. Wines[4]	-1.6	-1.6	-0.1	-0.1
TOTAL	7.7	5.6	10.1	4.7

CCU plans to release its consolidated fourth quarter results on February 4, 2014.

CCU is a diversified beverage company operating principally in Chile, Argentina, Uruguay and Paraguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drink producer and the largest Chilean waters and nectars producer, the second-largest Argentine brewer, the third-largest Chilean domestic wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, waters and soft drink industries in Uruguay, and in the beer, soft drinks, waters and nectars industries in Paraguay. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A..

1 Organic growth refers to growth excluding the effect of consolidation changes and the effect of first time consolidation an acquisition. Excludes Uruguay in the Rio de la Plata business segment and excludes Manantial in the Chile business segment.
2 Chile includes the following operational segments: Beer Chile, Non-alcoholic beverages and Spirits.
3 Rio de la Plata includes the following operational segments: CCU Argentina and Uruguay. Paraguay’s operation volumes are not included in these preliminary volumes variations.
4 Includes domestic and exports, excluding bulk wine in Chile and Argentina.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: January 9, 2014